                       Filed by Commercial Intertech Corp.
                       Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Commercial Intertech Corp. Registration Number: 333-96453



         LETTER MAILED TO CERTAIN SHAREHOLDERS IN CONNECTION WITH COMMERCIAL INTERTECH'S PROPOSED MERGER WITH AND INTO PARKER-HANNIFIN CORPORATION:

                                                                  March 2, 2000

[Select Recipients]

Dear _______:

On January 17, 2000, Commercial Intertech Corp. (NYSE:TEC) and Parker-Hannifin (NYSE:PH) announced that their Boards of Directors had approved a definitive agreement to merge in a cash and stock transaction whereby Parker would acquire all outstanding stock of Commercial Intertech.

This transaction offers tremendous benefits for our many constituencies, including shareholders, employees, customers and communities served by Commercial Intertech. Parker's global marketing reach and respected position in the markets it serves expand Commercial Intertech's opportunities to leverage our products into new markets. The merger creates both short - and long-term benefits for Commercial Intertech shareholders, who will receive immediate value for their shares and who will be able to participate in the upside potential of the combined company as Parker shareholders.

Because of our presence in the Mahoning Valley, hopefully you know a great deal about Commercial Intertech. However, although a $5 billion company, you may not know Parker very well. Therefore, to learn more about this respected multi-national, you are cordially invited to a luncheon on Tuesday, March 14, 2000, at the Youngstown Club, commencing with lunch at noon and a presentation at 1:00 p.m. by Duane Collins, Parker Chairman and Chief Executive Officer. In his remarks Duane will discuss the "who, what and where" of Parker with particular emphasis on how Commercial Intertech will fit into the Parker family of companies. I know you will enjoy meeting Duane and learning first-hand of Parker's plans for Commercial Intertech following the approval of the merger.

I hope your schedule will permit you to join us on March 14. Would you please RSVP (Ms. Linda Russell at 740-8563) no later than March 10 if you will be able to attend.


                                                    Sincerely,


                                                    Paul Powers

INVESTOR NOTICE

Investors and shareholders are advised to read the proxy statement/prospectus regarding Commercial Intertech Corp.'s proposed merger with and into Parker-Hannifin Corporation referenced in the foregoing information, because it contains important information. This proxy statement/prospectus was filed with the Securities and Exchange Commission by Parker as part of Parker's Registration Statement on Form S-4, which became effective February 28, 2000. Investors and shareholders may obtain a free copy of the proxy statement/prospectus and other documents filed by Commercial Intertech or Parker at the Securities and Exchange Commission's web site at www.sec.gov. The proxy statement/prospectus and such other documents also may be obtained by directing such request to Commercial Intertech Corp., 1775 Logan Avenue, Youngstown, Ohio, 44505. 330-746-8011.

FORWARD-LOOKING STATEMENTS

Forward-looking statements contained in this and other written and oral reports are made based on known events and circumstances at the time of release, and as such, are subject in the future to unforeseen uncertainties and risks. All statements regarding future performance, events or developments, including statements related to earnings accretion and synergies to be realized in the merger, are forward-looking statements. It is possible that the company's future performance may differ materially from current expectations expressed in these forward-looking statements, due to a variety of factors such as changes in: business relationships with and purchases by or from major customers or suppliers; competitive market conditions and resulting effects on sales and pricing; increases in raw-material costs which cannot be recovered in product pricing; global economic factors, including currency exchange rates and difficulties entering new markets; failure of the merger to be consummated; ability to successfully integrate Commercial Intertech's business with Parker's; and factors noted in the Registration Statement on Form S-4 filed by Parker in connection with the proposed merger with Commercial Intertech and in Commercial Intertech's reports filed with the Securities and Exchange Commission.